UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number

Collective Mining Ltd.

(Exact name of Registrant as specified in its charter)

Ontario	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

82 Richmond Street East, 4th Floor
Toronto, Ontario
Canada, M5C 1P1
(416) 451-2727

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.
122 E. 42nd Street, 18th Floor
New York, New York 10168
(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares without par value	CNL	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:

N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐          No ☒

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☐          No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company.   ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards)” provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Collective Mining Ltd. (the “Registrant”) is a Canadian issuer eligible to file this registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Registrant is filing this Form 40-F registration statement with the United States Securities and Exchange Commission (the “SEC”) to register its class of common shares under Section 12(b) of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 40-F and the exhibits attached hereto (this “Registration Statement”) are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” on page 15 of the Annual Information Form for the year ended December 31, 2023 (the “2023 AIF”) of the Registrant, attached as Exhibit 99.90 to this Registration Statement and incorporated herein by reference, and under the heading “Risks and Uncertainties” on page 18 of the Registrant’s Management’s Discussion & Analysis for the year ended December 31, 2023 (the “Annual MD&A”), respectively, attached as Exhibit 99.89 to this Registration Statement and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Additionally, the safe harbor provided in Section 21E of the Exchange Act, and Section 27A of the Securities Act of 1933, as amended, applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Contractual or Other Obligations” in this Registration Statement. Please also see “Cautionary Statement Regarding Forward Looking Information” beginning on page 3 of the 2023 AIF and “Caution Regarding Forward-Looking Information” beginning on page 33 of the Annual MD&A. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through Exhibit 99.116, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF COMMON SHARES

The required disclosure containing a description of the securities to be registered is included under the headings “Description of Capital Structure”, beginning on page 65 of the 2023 AIF and “Dividends and Distributions”, on page 65 of the 2023 AIF and is hereby incorporated by reference.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all mineral resource and mineral reserve estimates included in the documents incorporated by reference into this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the SEC. Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, contained in the documents incorporated by reference into this Registration Statement may not be comparable to similar information disclosed by U.S. companies.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Form 40-F in in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”), and the audit is subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in U.S. dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2023, based upon the daily average closing rate as quoted by the Bank of Canada, was U.S.$1.00 = Cdn$1.3226. The exchange rate of Canadian dollars into United States dollars, on July 4, 2024, based upon the daily average closing rate as quoted by the Bank of Canada, was US$1.00 = Cdn$1.3613.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading “Contractual Obligations, Commitments and Option Agreements” in the Annual MD&A included as Exhibit 99.89 to this Registration Statement on Form 40-F, is incorporated herein by reference.

NYSE AMERICAN CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the NYSE American LLC (the “NYSE American”) must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Section 110 of the NYSE American Company Guide, the Registrant will disclose on its website, www.collectivemining.com, as of the listing date, a description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by the United States domestic companies pursuant to NYSE American standards.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process is being filed with the Commission together with this Registration Statement.

EXHIBIT INDEX

Exhibit Number	Description
99.1	News Release dated January 5, 2023
99.2	News Release dated January 11, 2023
99.3	News Release dated January 17, 2023
99.4	News Release dated January 31, 2023
99.5	News Release dated February 8, 2023
99.6	News Release dated February 15, 2023
99.7	News Release dated February 23, 2023
99.8	News Release dated March 7, 2023
99.9	News Release dated March 15, 2023
99.10	News Release dated March 15, 2023
99.11	Term Sheet for Treasury Offering of Common Shares dated March 15, 2023
99.12	Form of Underwriting Agreement dated March 17, 2023
99.13	Prospectus Supplement dated March 17, 2023
99.14	News Release dated March 22, 2023
99.15	Material Change Report dated March 22, 2023
99.16	News Release dated March 30, 2023
99.17	News Release dated April 11, 2023
99.18	News Release dated April 18, 2023
99.19	Consolidated Financial Statements for the year ended December 31, 2022
99.20	Management’s Discussion & Analysis for the year ended December 31, 2022
99.21	News Release dated April 25, 2023
99.22	Confirmation of Notice of Record and Meeting Dates dated April 28, 2023
99.23	News Release dated May 1, 2023
99.24	52-109FV1 – Certification of Annual Filings (CEO) dated May 1, 2023
99.25	52-109FV1 – Certification of Annual Filings (CFO) dated May 1, 2023
99.26	Annual Information Form dated May 2, 2023
99.27*	NI 43-101 Technical Report dated April 21, 2023 and effective as of December 31, 2022
99.28	52-109F1 – AIF – Certification of Annual Filings in connection with voluntarily filed AIF (CEO) dated May 2, 2023
99.29	52-109F1 – AIF – Certification of Annual Filings in connection with voluntarily filed AIF (CFO) dated May 2, 2023
99.30	News Release dated May 16, 2023
99.31	Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2023
99.32	Management’s Discussion & Analysis for the three months ended March 31, 2023
99.33	52-109FV2 – Certification of Interim Filings (CFO) dated May 25, 2023
99.34	52-109FV2 – Certification of Interim Filings (CEO) dated May 25, 2023
99.35	News Release dated May 30, 2023
99.36	Form of Proxy for the Annual and Special Meeting to be held on June 29, 2023
99.37	Notice of Annual and Special Meeting to be held on June 29, 2023
99.38	Notice of Annual and Special Meeting and Management Information Circular to be held on June 29, 2023

Exhibit Number	Description
99.39	News Release dated June 13, 2023
99.40	News Release dated June 20, 2023
99.41	News Release dated June 27, 2023
99.42	News Release dated July 18, 2023
99.43	News Release dated July 25, 2023
99.44	News Release dated August 8, 2023
99.45	News Release dated August 15, 2023
99.46	News Release dated August 23, 2023
99.47	Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2023
99.48	Management’s Discussion & Analysis for the three and six months ended June 30, 2023
99.49	52-109FV2 – Certification of Interim Filings (CFO) dated August 17, 2023
99.50	52-109FV2 – Certification of Interim Filings (CEO) dated August 17, 2023
99.51	News Release dated August 23, 2023
99.52	News Release dated September 5, 2023
99.53	Change in Status Report dated September 6, 2023
99.54	News Release dated September 7, 2023
99.55	News Release dated September 26, 2023
99.56	News Release dated October 11, 2023
99.57	News Release dated October 17, 2023
99.58	News Release dated October 30, 2023
99.59	News Release dated November 7, 2023
99.60	News Release dated November 8, 2023
99.61	Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2023
99.62	Management’s Discussion & Analysis for the three and nine months ended September 30, 2023
99.63	52-109F2 – Certification of Annual Filings (CEO) dated November 14, 2023
99.64	52-109F2 – Certification of Annual Filings (CFO) dated November 14, 2023
99.65	News Release dated November 22, 2023
99.66	Preliminary Short Form Base Shelf Prospectus dated November 22, 2023
99.67	Receipt of the Ontario Securities Commission for the Preliminary Shelf Prospectus (NI 44-102) dated November 22, 2023
99.68	Final Short Form Base Shelf Prospectus dated December 4, 2023
99.69	Receipt of the Ontario Securities Commission for the Shelf Prospectus (NI 44-102) dated December 6, 2023
99.70	News Release dated December 6, 2023
99.71	News Release dated December 11, 2023
99.72	News Release dated December 27, 2023
99.73	News Release dated January 9, 2024
99.74	Notice of Change of Auditor dated January 11, 2024
99.75	Letter from Former Auditor dated January 11, 2024
99.76	Letter from Successor Auditor dated January 11, 2024

Exhibit Number	Description
99.77	News Release dated January 18, 2024
99.78	News Release dated January 19, 2024
99.79	News Release dated January 29, 2024
99.80	News Release dated January 30, 2024
99.81	News Release dated February 6, 2024
99.82	News Release dated February 20, 2024
99.83	News Release dated February 26, 2024
99.84	News Release dated March 4, 2024
99.85	News Release dated March 6, 2024
99.86	News Release dated March 12, 2024
99.87	News Release dated March 26, 2024
99.88	Audited Consolidated Financial Statements for the year ended December 31, 2023
99.89	Management’s Discussion & Analysis for the year ended December 31, 2023
99.90	Annual Information Form for the year ended December 31, 2023, dated March 27, 2024
99.91	52-109F1 – Certification of Annual Filings (CFO) dated March 28, 2024
99.92	52-109F1 – Certification of Annual Filings (CEO) dated March 28, 2024
99.93	News Release dated April 11, 2024
99.94	News Release dated April 16, 2024
99.95	News Release dated April 24, 2024
99.96	Confirmation of Notice of Record and Meeting Dates dated April 26, 2024
99.97	News Release dated May 6, 2024
99.98	Code of Business Conduct and Ethics
99.99	Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2024
99.100	Management’s Discussion & Analysis for the three months ended March 31, 2024
99.101	52-109F2 – Certification of Annual Filings (CFO) dated May 14, 2024
99.102	52-109F2 – Certification of Annual Filings (CEO) dated May 14, 2024
99.103	News Release dated May 27, 2024
99.104	Form of Proxy for the Annual and Special Meeting to be held on June 27, 2024
99.105	Notice of Annual and Special Meeting to be held on June 27, 2024
99.106	Notice of Annual and Special Meeting and Management Information Circular to be held on June 27, 2024
99.107	News Release dated June 6, 2024
99.108	Certificate re: Dissemination to Shareholders
99.109	News Release dated June 19, 2024
99.110	Report of Voting Results of Annual Meeting dated June 27, 2024
99.111	Collective Mining Ltd. – Code of Business Conduct & Ethics
99.112	Consent of Stewart D. Redwood, FIMMM, FGS
99.113	Consent of David J. Reading
99.114	Consent of John Wells
99.115	Consent of PricewaterhouseCoopers LLP
99.116	Consent of BDO Canada LLP

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 10, 2024	COLLECTIVE MINING LTD.

	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate Secretary